[WEALTH MINERALS LOGO]


                                  NEWS RELEASE

                                   MAY 5, 2005

                           WEALTH GRANTS STOCK OPTIONS

Vancouver, British Columbia... Wealth Minerals Ltd. (the "Company" or "Wealth")
- (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), announces that pursuant to its Stock Option Plan, it has granted options to certain employees and consultants, of up to an aggregate 560,000 common shares in the capital stock of the Company. The options are exercisable on or before May 5, 2007 at a price of $0.70 per share. The Stock Option Plan was approved by the members of the Company at the Annual General Meeting held on September 27, 2004.

On Behalf of the Board of Directors of
WEALTH MINERALS LTD.

"Jerry Pogue"
Director

For further information, please contact:
Gary Freeman, Vice President
Phone: 604-331-0096
E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management. This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company assumes no obligation to update any forward-looking information contained in this news release.


Suite 1901 - 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3
Tel 604.331.0096 Fax 604.408.7499                         www.wealthminerals.com